Vizsla Restarts Drilling At Panuco

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 25, 2021 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that drilling has recommenced at its flagship Panuco silver-gold property (the "Property") located in Sinaloa, Mexico. On-site exploration was temporarily suspended on July 26, 2021, due to an increase of COVID-19 risk in the local municipality.

President and CEO, Michael Konnert stated: "Following a steady decline in active case counts in the area surrounding the project and a thorough review of current state and federal government data, the Company has decided to resume exploration activities earlier than previously stated. We are very excited to return to our fully funded, +100,000 metre drill program that will ultimately serve as the foundation for our maiden project resource in the first quarter of 2022. That said, our top priority remains the health and safety of our workforce, their families and communities and we will continue to closely monitor COVID-19 case counts and amend our back to work plan accordingly."

Summary of staged back to work plan:

August 25th

•   The Company will restart drilling with two rigs in the Napoleon Resource Area, one testing local step-outs off the Napoleon discovery zone and the other focused on infill.

•   On-site staff will initially be kept to a minimum, mainly to run the core shack and facilitate Vizsla's ongoing COVID-19 protocols, including; temperature checks, mask use, distancing, and testing.

August 30th

•   The Company expects to add four more rigs, three at the Tajitos Resource Area and one at Napoleon.

•   Restart surface exploration, mapping, and pad building activities.

September 2nd

•   Program expected to return to full capacity (ten drill rigs)

More details regarding the Company's near-term objectives and 2021 exploration program can be found in the press release dated August 19, 2021.

Figure 1: Plan map showing location of resource area drilling at Napoleon and Tajitos. Inset of the greater Panuco property package highlighting the four main vein corridors (blue ellipse) currently being explored by Vizsla. (CNW Group/Vizsla Silver Corp.)

Figure 1: Plan map showing location of resource area drilling at Napoleon and Tajitos. Inset of the greater Panuco property package highlighting the four main vein corridors (blue ellipse) currently being explored by Vizsla.

About Vizsla Silver

Vizsla is a Junior mineral exploration and development company focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 75,000 meters of drilling at Panuco leading to the discovery of several new high-grade veins. With an ongoing fully funded +100,000m drill program, the company is actively advancing towards delivering a maiden project resource in the first quarter of 2022 while in parallel continuing to explore the significant upside potential remaining in the district.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the timing of future news releases; the exploration, development and production at Panuco, including drilling programs and mobilization of drill rigs; and completion of a maiden resource estimate.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 25-AUG-21